UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number: 001-38262

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA
SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)

Reconquista 1088, 7th Floor
Zip Code C1003ABQ – Ciudad Autónoma de Buenos Aires
Republic of Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ⊠     Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⃞

Table of Contents

Item	Description
1	Loma Negra Relevant Event

Loma Negra - Relevant Event

BUENOS AIRES, Argentina--(BUSINESS WIRE)--May 24, 2018--Loma Negra C.I.A.S.A. (NYSE: LOMA) (BYMA: LOMA):

Loma Negra believes that, regardless of the recent market movements, the Company’s competitive advantages are still strong and with solid fundamentals.

According to Sergio Faifman, CEO of the Company: “in connection with recent news articles, there is no alleged procedure, investigation, action or similar proceeding against the Company by the Argentine Antitrust National Commission (Comisión Nacional de Defensa de la Competencia) for any alleged cartelization of the cement industry. Our pricing policy is only related to the Company's commercial strategy, regardless of the price actions taken by the rest of the companies in the cement industry”.

Moreover, neither the Company nor Loma Negra´s Board of Directors has received any communication, nor is aware that a case has been initiated for alleged violations of federal securities laws in the United States. In this regard, the Company believes that it complies with applicable local and international laws.

Loma Negra does not allow under any circumstance any violation of its Code of Business Conduct and its ethical and integrity values, as well as its antitrust and compliance policies.

About Loma Negra

Founded in 1926, Loma Negra is the leading cement company in Argentina, producing and distributing cement, masonry cement, aggregates, concrete and lime, products primarily used in private and public construction. Loma Negra is a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels. The Company also owns a 51% equity stake in an integrated cement production plant in Paraguay, which is one of two leading cement producers in that country. Loma Negra is listed both on BYMA and on NYSE in the U.S., where it trades under the symbol “LOMA”. One ADS represents five (5) common shares. For more information, visit www.lomanegra.com.

Disclaimer

This release contains forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions. The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission on October 31, 2017 in connection with Loma Negra’s initial public offering. Therefore, readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.

CONTACT:
Loma Negra
IR Contact:
Marcos I. Gradin
Chief Financial Officer and Investor Relations
or
Gaston Pinnel, +54-11-4319-3050
Investor Relations Manager
investorrelations@lomanegra.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date:	May 24, 2018	By:	/s/ Marcos I. Gradin
		Name:	Marcos I. Gradin
		Title:	Chief Financial Officer